UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-195069

GOOGLE INC.

(Exact name of registrant as specified in its charter)

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.125% Notes due 2016

3.625% Notes due 2021

3.375% Notes due 2024

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

2.125% Notes due 2016: 80*

3.625% Notes due 2021: 90*

3.375% Notes due 2024: 75*

* On October 2, 2015, Google Inc. (“Google”) implemented a holding company reorganization (the “Alphabet Merger”) pursuant to the Agreement and Plan of Merger, dated as of October 2, 2015, among Google, Alphabet Inc., a Delaware corporation (“Alphabet”) and Maple Technologies Inc., a Delaware corporation (“Merger Sub”), which resulted in Alphabet owning all of the outstanding capital stock of Google. Pursuant to the Alphabet Merger, Merger Sub, a direct, wholly owned subsidiary of Alphabet and an indirect, wholly owned subsidiary of Google, merged with and into Google, with Google surviving as a direct, wholly owned subsidiary of Alphabet. The Alphabet Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to the requirements of the Securities Exchange Act of 1934, Google Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2016	By:	/s/ Christine Flores
	Name:	Christine Flores
	Title:	Assistant Secretary